ODEON CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION

December 31, 2020

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68033

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Odeon Capital Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Lexington Avenue, 27th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Aaron Dorfman 212-257-5035
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPAs LLP
(Name – *if individual, state last, first, middle name*)

420 Lexington Ave, Suite 2160	New York	NY	10170
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Aaron Dorfman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Odeon Capital Group LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PETER J SENDROWSKI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SE6356733
Qualified In Nassau County
My Commission Expires 04-10-2021

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ODEON CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

CURRENT ASSETS		
Cash and cash equivalents (Note 2)	$	4,734,285
Due from broker		14,577,914
Commissions receivable		1,792,614
Marketable securities (Note 2)		14,515,914
Other assets		839,397
Right of use asset		7,672,315
Capitalized assets, net of accumulated depreciation and amortization of $780,554 (Notes 2 & 5)		164,869
Total Assets	$	44,297,308

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Securities sold not yet purchased (Note 2)	$	12,677,759
Accounts payable and accrued expenses		3,598,009
Employee commissions payable		4,327,486
Lease liability		8,477,787
Total Liabilities		29,081,041
MEMBERS' EQUITY (Note 7)		15,216,267
Total Liabilities and Members' Capital	$	44,297,308

See accompanying notes and independent accountants' audit report.

ODEON CAPITAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

Note 1 - Nature of Business

Odeon Capital Group, LLC (The "Company") is a New York Limited Liability Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fuly disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - Summary of Significant Accounting Policies

a) Revenue Recognition

Effective January 1. 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). This revenue recognition guidance requires that an entity recognize revenue due to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the contract price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expenses are recorded on a settlement date basis. There is no material difference between settlement date and trade date. Research income and investment banking income and related expenses are generally recorded at the point in time the services are provided or that performance under the arrangement is completed (the closing date of the transaction) or the contract is terminated.

b) Income Taxes

Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company earnings for Federal and State income tax purposes. The accompanying financial statements have been adjusted to provide for unincorporated buiness tax based on Company income, if applicable.

Note 2 - Summary of Significant Accounting Policies (continued)

c) Cash and Cash Equivalents

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which at times may exceed Federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) Property and Equipment

Property, equipment and leasehold improvements are stated at cost. Depreciation is computed using the accelerated and straight-line depreciation methods over the estimated useful lives ranging from 3 to 39 years. Organization expense is recorded at cost and is amortized in accordance with the straight-line method over 5 years.

e) Fair Value Measurements

The Company carries its investments at fair value. ASC 820, Fair Value Measurements and Disclosure, defines fair value as the price that would be received to sell and asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant participant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

Note 2 - Summary of Significant Accounting Policies (concluded)

e) Fair Value Measurements (concluded)

		Fair Value Measurements Using		
	Total	Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Debt Securities	$ 12,400,430	$ 12,350,760	$ -	$ 49,670
Equity Securities	$ 2,115,484	$ 1,167,338	$ 948,146	$ -
Options	$ -	$ -	$ -	$ -
Securities Sold Short	$ 12,677,759	$ 12,677,759	$ -	$ -

f) Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3 - Commitments and Contingencies

The Company rents its primary office space pursuant to a lease agreement expiring May 31, 2029, as well as a second office pursuant to a lease agreement expiring September 30, 2021 and one satellite office pursuant to a lease agreement expiring January 31, 2022.

Total rent expense for the year ended December 31, 2020 was $1,342,763.

Future minimum lease obligations under these leases are as follows:

Year	Amount
2021	1,268,828
2022	1,220,605
2023	1,251,120
2024	1,282,398
2025	1,314,458
Thereafter	4,745,889
Total	$ 11,083,298

The Company established a standy letter of credit that expires on May 31, 2029 in the amount of $470,314, which is collateralized by a certificate of deposit secure to the lease.

Note 4 - Financial Statements with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to their obligations to the Company and the Company's ability to liquidate collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring cutomers to deposit additional collateral, or reduce positions, when necessary.

Note 5 - Capitalized Assets

A summary of capitalized assets as of December 31, 2020 is as follows:

Furniture and fixtures and machinery and equipment	$ 643,219
Capital improvements	117,521
Organization costs	184,683
Total capitalized assets	945,423
Less: accumulated depreciation and amortization	(780,554)
Capitalized assets, net	$ 164,869

Depreciation and amortization expense charged to operations for the period ended December 31, 2020 was $42,805.

Note 6 - Related Party Transactions

Included in Other Assets is $103,000 in loans receivable from a partnership owned by the partners of the Company. The loans have no payment terms and bear no interest.

Note 7 - Bank Loan Payable

In response to COVID-19 the Company submitted an SBA loan application for $1,634,134, which was computed based on the qualifying expenses in 2020. The Company was approved by its bank and the SBA and the loan was issued to the Company on April 22, 2020.

The Company qualified for full loan forgiveness and received such on December 31, 2020 at which time the loan was converted to revenue. Such revenue is included in other income in these financial statements.

Note 8 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital, both as defined, shall not exceed 1500%. At December 31, 2020, the Company had Net Capital of $10,457,051 which was $9,874,986 in excess of its required net capital of $582,065. The Company's net capital ratio was 83.49%.

Note 9 - Contingent Liabilities

The Company had been facing litigation in which it was named as a co-defendant. The plaintiff was seeking $1 billion in damages, disgorgement of profits, and restitution from the Company and its co-Defendants. The plaintiff claimed that the Company participated in a scheme by the plaintiff's employees to inflate the value of certain securities in the plaintff's hedge fund portfolios. The Company and the co-Defendants all made motions to dismiss the complaint at the trial court level for failure to state a cause of action and on statute of limitation grounds. The motions were denied by the trial court in April 2020. The Company and the co-Defendants then filed a joint appeal to the Appellate Division, First Department, seeking reversal of the trail court's decision. On December 10, 2020, the First Department issued a complete reversal of the trial court's decision, and ordered a dismissal of the trial court action. On January 11, 2021, Plaintiff filed a motion for leave to appeal with the New York State Court of Appeals, which is currently pending.

Note 10 - Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2021 and March 9, 2021 which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

A coronavirus (COVID-19) was first reported in China. In January 2020, the World Health Organization declared it a Public Health Emergency of International Concern. This contagious disease outbreak, which has continued to spread to additional countries, and any related adverse public health developments, could adversely affect the Company's customers, service providers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the outbreak could affect workforces, economies and financial markets globally, potentially leading to an economic downturn. The ultimate impact of the COVID-19 is uncertair Management continues to monitor the outbreak, however, as of the date of these financial statements the potential impact of such on the Company's business and operations cannot be reasonably estimated.

The U.S. enacted the CARES Act which is an economic stimulus package to assist eligible small businesses to cover certain operational costs due to the adverse impact of COVID -19. In addition, the CARES Act included temporary tax law changes to provide additional relief to U.S. businesses and individual taxpayers.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Odeon Capital Group LLC
750 Lexington Avenue – 27th Fl
New York, NY 10022

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Odeon Capital Group LLC as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Odeon Capital Group LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Odeon Capital Group LLC's management. Our responsibility is to express an opinion on Odeon Capital Group LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Odeon Capital Group LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs, LLP
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Odeon Capital Group LLC's auditor since 2009.

New York, NY
March 9, 2021